SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Announcement  |  Lisbon  |  09 May 2014

Dividend Payment

Portugal Telecom, SGPS S.A. announces that the following amounts per share will be paid on 30 May 2014, as set out below:

Gross Amount	Euro 0.10
Withholding Tax IRS/IRC (28%/25%)*	Euro 0.028 / Euro 0.025
Net Amount	Euro 0.072 / Euro 0.075

The ex-right date will be 27 May 2014, and the record date will be 29 May 2014.

Payment will be made through the Securities Clearing House pursuant to the terms of article 53 of the Regulation no. 3/2000 and Circular no. 1/2000, both of Interbolsa.

This statement is made in accordance with the Portuguese legislation and pursuant to the terms of the resolution of the General Meeting of Shareholders held on 30 April 2014.

* The final withholding tax rate shall be 35% of the amounts placed at the disposal of: (1) omnibus accounts, except where the identity of the effective beneficiary is disclosed and (2) nonresident entities without a permanent establishment in Portuguese territory, which are domiciled in a country, territory or region subject to favorable tax regime, according to the list approved by Decree of the Ministry of Finance. For the purpose of benefiting of tax exemption, reduction or non-applicability of withholding obligations regarding income taxation, shareholders entitled to such exemption and benefits should demonstrate and evidence all the relevant facts and information required for the discharge or reduction of the withholding obligation, to the financial institution in which the respective shares are registered. Dividends paid to shareholders resident in Portugal and taxable for IRS (Portuguese Personal Income Tax) are subject to a final tax rate of 28%, unless these shareholders elect to include the dividends (50% of the amount) in the income subject to the marginal Personal Income Tax rates.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.